Mail Stop 4569
	November 18, 2005


Via U.S. Mail and Facsimile (813) 229-1660

Barry S. Fischer, Esq.
General Counsel
Suite 330
JB Oxford Holdings, Inc.
15165 Ventura Boulevard
Sherman Oaks, CA  91403

RE: 	JB Oxford Holdings, Inc.
	Amendment Number Three to Schedule 14C
      Filed on November 8, 2005
	File Number 001-14911
	Amendment Number Three to Schedule 13E-3
      Filed on November 8, 2005
	File Number 005-41214

Dear Mr. Fischer:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Factors, page 8

Substantive and Procedural Factors Considered by the Board of Directors..., page 22
1. We note your response to prior comment number 9 and your revised disclosure indicating that the Board of Directors did not consider liquidating the company following the reverse stock split. This does not explain why liquidation value was not considered in the abstract in order to assist the board in arriving at a determination as to whether the consideration being offered in the going private transaction is fair. Please revise to address why liquidation value was not considered.
2. We note your indication that an adjustment to net book value was appropriate, however, you do not explain why you believe this adjustment is appropriate and, therefore, why a consideration of net book value is inappropriate. Considering the net book value is in excess of the consideration being offered to shareholders, please revise your discussion to address how the consideration you are offering to shareholders is fair in light of this.

Financial Information, page 44
3. Please revise to provide all of the required summary financial information for the most recent quarterly report filed November
14,
2005 under the Exchange Act, in accordance with Item 1010(c) of Regulation M-A.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      	Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at (202) 551-3264 with any questions.



Sincerely,


Jessica Livingston
      Senior Counsel
      Office of Financial Services
      Division of Corporation Finance
Barry S. Fischer, Esq.